Exhibit 99.1

Perion’s Strong and Sustained Momentum Continues, Reports 36% Year-over-Year Revenues
Growth in the First Quarter of 2021

Display and social advertising activity was main driver with 61% year-over-year revenues growth,
Company Increases Full-Year 2021 revenues guidance: midpoint represents 22% annual growth

Tel Aviv & New York – May 4, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – announced today its financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	CTV solution served as a key factor for new customer acquisition and primary contributor to 11% increase in average deal size;

•	Average daily searches increased 45% year-over-year from 12.2 million in the first quarter of 2020 to a record 17.7 million this quarter;

•	Perion’s Actionable Performance Monitoring (APM) SaaS system for social advertisement has already been chosen by 7 new customers since launched in January 2021;

•	Net cash was $128.0 million compared to $52.0 million on December 31, 2020; and

•	Outstanding debt was fully repaid during the first quarter of 2021.

First Quarter 2021 Results Summary*

(In millions, except per share data)

	Three months ended
	March 31,
	2021	2020	%
Display and Social Advertising revenues	$38.1	$23.7	+61%
Search Advertising and other revenues	$51.7	$42.3	+22%
Total Revenues	$89.8	$66.1	+36%
GAAP Net Income	$3.3	$1.3	+148%
Non-GAAP Net Income	$7.0	$5.0	+41%
Adjusted EBITDA	$8.8	$6.2	+41%
Net cash provided by operating activities	$13.5	$2.5	+440%
GAAP Diluted Earnings Per Share	$0.09	$0.05	+80%
Non-GAAP Diluted Earnings Per Share	$0.19	$0.17	+12%

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO, commented, “Our diversified cross-channel offering and our unique capability to generate revenues from both the demand and supply sides of the open internet, were key factors to the accelerating revenues growth which began in 2020. Our strong momentum continued in the first quarter as we achieved a 36% increase in consolidated revenues, with Display and Social Advertising revenues increasing 61% year-over-year.  Importantly, we achieved this while maintaining our strong profitability metrics and positive cash generation.”

Mr. Gerstel added “With continued momentum and strong adoption of our technology, we are raising our full-year revenues outlook to $400 million at the mid-point, representing second consecutive year with annual growth of more than 20%. We are also reaffirming our strategy to deliver substantial value to our stakeholders and achieving our 2023 goal of $500 million in annual revenues sooner than originally anticipated.”

Financial Comparison for the First Quarter of 2021

Revenues: Revenues increased by 36% (or 26% on a pro forma basis), from $66.1 million in the first quarter of 2020 to $89.8 million in the first quarter of 2021. This increase was primarily attributable to a 61% (or 32% on a pro forma basis), increase in Display and Social Advertising revenues, mainly from the CTV solution which served as a key driver to 11% higher average deal size, as well as accelerated growth in revenues from our Content Monetization solution which has been adopted by 3 new publishers during the first quarter of 2021. Search Advertising and other revenues increased by 22%, primarily due to a record 17.7 million of average daily monetizable search queries we delivered to Microsoft Bing compared to 12.2 million in the first quarter of 2020 and increased number of new publishers.

Customer Acquisition Costs (“CAC”): CAC in the first quarter of 2021 were $54.9 million, or 61% of revenues, compared to $36.1 million, or 55% of revenues, in the first quarter of 2020. The increase as a percentage of revenues is primarily due to the acquisition of Pub Ocean and product mix.

Net Income: On a GAAP basis, net income increased by 148% from $1.3 million in the first quarter of 2020 to $3.3 million in the first quarter of 2021.

Non-GAAP Net Income: In the first quarter of 2021, non-GAAP net income was $7.0 million, or 8% of revenues, compared to the $5.0 million, or 8% of revenues in the first quarter of 2020. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the first quarter of 2021, Adjusted EBITDA was $8.8 million, or 10% of revenues, compared to $6.2 million, or 9% of revenues, in the first quarter of 2020. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of March 31, 2021, cash and cash equivalents and short-term bank deposits were $128.0 million. Cash provided from operations in the first quarter of 2021 was $13.5 million, compared to $2.5 million in the first quarter of 2020. During the first quarter of 2021, Perion raised $61 million through a follow-on public offering.

Short-Term Debt, Long-term Debt and Convertible Debt: As of March 31, 2021, Perion has fully repaid all outstanding debt.

Outlook

Based on the strong first quarter and management’s outlook for the remainder of the year, Perion increases its full-year guidance. In 2021, management expects to generate revenues of $390 million to $410 million and Adjusted EBITDA of $39 million to $41 million, versus prior guidance of $370 million to $380 million and $37 million to $38 million, respectively.

Conference Call

Perion will host a conference call to discuss the results today, Tuesday, May 4, 2021 at 8:30 a.m. ET. Details are as follows:

•	Conference ID: 1398309
•	Dial-in number from within the United States: 1-800-289-0438
•	Dial-in number from Israel: 1809 212 883
•	Dial-in number (other international): 1-323-794-2423
•	Playback available until May 11, 2021 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 1398309 for the replay.
•	Link to the live and archived webcast accessible at https://www.perion.com/investors/

About Perion Network Ltd.
Perion is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenues arrangements of an acquired entity based on its fair value at the date of acquisition. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenues arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)

Revenues:
Display and Social Advertising	$38,137	$23,733
Search Advertising and other	51,680	42,320
Total Revenues	89,817	66,053

Costs and Expenses:
Cost of revenues	5,436	5,766
Customer acquisition costs and media buy	54,860	36,138
Research and development	8,545	7,207
Selling and marketing	10,605	9,701
General and administrative	4,131	3,939
Depreciation and amortization	2,377	2,302
Total Costs and Expenses	85,954	65,053

Income from Operations	3,863	1,000
Financial income, net	193	8
Income before Taxes on income	4,056	1,008
Taxes on income (benefit)	750	(326)
Net Income	$3,306	$1,334

Net Earnings per Share
Basic	$0.10	$0.05
Diluted	$0.09	$0.05

Weighted average number of shares
Basic	32,147,176	26,287,515
Diluted	35,820,634	28,212,685

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$71,999	$47,656
Restricted cash	1,222	1,222
Short-term bank deposits	56,000	12,700
Accounts receivable, net	55,644	81,221
Prepaid expenses and other current assets	5,906	4,560
Total Current Assets	190,771	147,359

Long-Term Assets:
Property and equipment, net	5,873	6,770
Operating lease right-of-use assets	18,907	20,266
Goodwill and intangible assets, net	175,337	176,679
Deferred taxes	6,840	7,111
Other assets	461	496
Total Long-Term Assets	207,418	211,322
Total Assets	$398,189	$358,681

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$60,684	$72,498
Accrued expenses and other liabilities	16,600	21,188
Short-term operating lease liability	4,358	4,514
Short-term loans and current maturities of long-term loans	-	8,333
Deferred revenues	5,125	5,711
Short-term payment obligation related to acquisitions	30,986	7,869
Total Current Liabilities	117,753	120,113

Long-Term Liabilities:
Payment obligation related to acquisition	6,810	30,035
Long-term operating lease liability	16,245	17,698
Other long-term liabilities	6,729	6,713
Total Long-Term Liabilities	29,784	54,446
Total Liabilities	147,537	174,559

Shareholders' equity:
Ordinary shares	282	224
Additional paid-in capital	315,291	251,933
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	(80)	112
Accumulated deficit	(63,839)	(67,145)
Total Shareholders' Equity	250,652	184,122
Total Liabilities and Shareholders' Equity	$398,189	$358,681

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$3,306	$1,334
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,377	2,302
Stock based compensation expense	755	1,100
Foreign currency translation	(120)	(29)
Accrued interest, net	(75)	-
Deferred taxes, net	236	(315)
Accrued severance pay, net	109	25
Net changes in operating assets and liabilities	6,883	(1,921)
Net cash provided by operating activities	$13,471	$2,496

Cash flows from investing activities:
Purchases of property and equipment	(144)	(71)
Short-term deposits, net	(43,300)	15,486
Cash paid in connection with acquisitions, net of cash acquired	-	(15,100)
Obligation in connection with acquisitions	-	5,777
Net cash provided by (used in) investing activities	$(43,444)	$6,092

Cash flows from financing activities:
Issuance of shares in private placement, net	60,960	-
Exercise of stock options and restricted share units	1,701	1,557
Repayment of short-term loans	(8,333)	(2,083)
Net cash provided by (used in) financing activities	$54,328	$(526)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(12)	(73)
Net increase in cash and cash equivalents and restricted cash	24,343	7,989
Cash and cash equivalents and restricted cash at beginning of period	48,878	39,605
Cash and cash equivalents and restricted cash at end of period	$73,221	$47,594

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2021	2020
	(Unaudited)

GAAP Net Income	$3,306	$1,334
Share based compensation	755	1,100
Amortization of acquired intangible assets	1,342	1,065
Retention and other related to M&A related expenses	1,788	1,836
Foreign exchange income associated with ASC-842	(318)	(280)
Revaluation of acquisition related contingent consideration	169	-
Taxes on the above items	(51)	(90)
Non-GAAP Net Income	$6,991	$4,965

Non-GAAP Net Income	$6,991	$4,965
Taxes on income	801	(236)
Financial expense, net	(44)	272
Depreciation	1,035	1,237
Adjusted EBITDA	$8,783	$6,238
Non-GAAP diluted earnings per share	$0.19	$0.17

Shares used in computing non-GAAP diluted earnings per share	36,122,783	28,749,160